UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): December 14, 2022

ELEVATE.MONEY REIT I, INC.

(Exact name of issuer as specified in its charter)

Maryland	85-1856425

(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4600 Campus Drive, Suite 201, Newport Beach, CA 92660	92660
(Full mailing address of principal executive offices)	(ZIP Code)

(949) 606-9897

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

Dividends Declared

The board of directors of Elevate.Money REIT I, Inc. (the “Company”) announced today that they have declared dividends based on daily record dates for the period January 1, 2023 through March 31, 2023 at a rate of $0.001780822 per share per day on the outstanding shares of the Company’s common stock, which the Company will aggregate and pay on a monthly basis on the 10th day following the end of each month. Distributions will be paid in cash or reinvested in shares of the Company’s common stock for stockholders participating in the Company’s distribution reinvestment plans. The daily distribution rate of $0.001780822 per share of common stock reflects an annualized distribution rate of $0.65 per share, or 6.5% based upon the Company’s current share price of $10.00 per share. While the Company's board of directors is under no obligation to do so, the annualized basis return assumes that the board of directors will declare distributions in the future similar to the distributions disclosed herein.

Safe Harbor Statement

This report contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

In particular, there is no guarantee that the Company’s board of directors will declare additional dividends in the future, and the amount of future dividends, if any, and the declaration and payment thereof, will be determined by the Company’s board of directors based on the Company’s financial condition and such other factors as the board of directors deems relevant. The Company’s operating performance and the timing and amount of future distributions is subject to risks and uncertainties as described under “Risk Factors” in the Company’s Offering Circular.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVATE.MONEY REIT I, INC.

By:	/s/ David Perduk
David Perduk
Chief Executive Officer

Date: December 20, 2022